ICAP FUNDS, INC.
51 Madison Avenue
New York, NY  10010

August 19, 2009

VIA EDGAR
Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	ICAP Funds, Inc. (the “Registrant”) Form N-14
File No. 333-160663

Dear Ms. Hatch:

This letter responds to comments you provided telephonically regarding the Form N-14 relating to the merger of MainStay Mid Cap Value Fund (“Mid Cap Value Funds”) and MainStay Value Fund (“Value Fund”) with and into the MainStay ICAP Select Equity Fund (“ICAP Select Equity Fund”) (the “Reorganizations”) which was filed with the Commission on July 17, 2009.  Your comments and the Registrant’s responses thereto are provided below.

Comment 1: You informed us that if we incorporate the ICAP Select Equity Fund’s most recent prospectus by reference, we would be required to mail that prospectus to shareholders along with the proxy statement.

Response:   As discussed during our telephone call, we no longer incorporate ICAP Select Equity Fund’s prospectus by reference.

Comment 2: In the section entitled “Summary – The Reorganization – In Considering Whether To Approve the Reorganization You Should Note That:”, you asked that we clarify how the expenses of the Reorganizations will be borne.

Response:  We have revised this disclosure to clarify that with respect to each Reorganization, the acquired fund will bear one-half of the direct expenses and New York Life Investments will bear the other one-half.  Please see page 4 for one example.

Comment 3: You asked if we expected the cost associated with the portfolio adjustments of Mid Cap Value Fund and Value Fund to be material.

Response: We have revised this disclosure to explain the anticipated costs of the portfolio adjustments. Please see page 36.

Comment 4: You asked that we add disclosure noting the difference between the portfolio turnover rates for the Value Fund and the ICAP Select Equity Fund or explain why this information is omitted.

Response: As noted in the Proxy Statement/Prospectus, effective June 29, 2009, there were certain changes to the Value Fund’s subadvisor, investment objective, principal investment strategies, investment process, principal risks and primary benchmark.  As a result, the portfolio turnover rates for the Value Fund and the ICAP Select Equity Fund calculated after June 29, 2009 are not expected to be materially different.  Although the portfolio turnover rates provided in the table on page 7 of the Proxy Statement/Prospectus reflect the differences in the portfolio turnover rates for the Value Fund and the ICAP Select Equity Fund calculated as of October 31, 2008, we note that the paragraph preceding the table on page 6 of the Proxy Statement/Prospectus states:

Unless otherwise indicated, this information is as of April 30, 2009 and does not, therefore reflect certain changes in the Value Fund’s management, investment objective and strategies that took effect on June 29, 2009. Please note that as a result of these more recent changes, the information provided about the Value Fund is expected to be substantially similar to that of the ICAP Select Equity Fund on the date of the Special Meeting.

Comment 5: In the table containing assets, holdings and management information, you asked that we spell out the abbreviation “AUM”.

Response:  We have revised the table as per your request.  Please see page 9.

Comment 6: You asked that we confirm that there is risk factor language regarding portfolio turnover provided for Value Fund and ICAP Select Equity Fund.

Response:  We confirm that such risk factor language is included in Exhibit B for both funds. Please see page B-9.

Comment 7: You asked that we explain why the Net Annual Fund Operating Expenses for the Pro Forma Combined with Mid Cap Value Fund and Value Fund is higher than the Net Annual Fund Operating Expenses for the Pro Forma Combined with either the Mid Cap Value Fund only or the Value Fund only.

Response:   The total annual fund operating expenses of the combined ICAP Select  Equity Fund are expected to be higher for certain share classes due to an increase in certain expenses as a result of the Value Fund and Mid Cap Value having a large number of shareholders with small account balances compared to the ICAP Select Equity Fund.  Therefore, combining both Value Fund and Mid Cap Value Fund with and into ICAP Select Equity Fund has a greater impact on expenses than combining either of the funds individually with ICAP Select Equity Fund.

Comment 8: In footnote (6) to the Shareholder Fees table, you asked us to clarify our disclosure to more clearly indicate to which Fund each written expense limitation agreement applies.

Response:  We have revised this footnote disclosure as per your request.  Please see page 20.

Comment 9: You asked that we confirm the Class I (10 year) and Class R1 (all years) figures in the Expense Example table for ICAP Select Equity Fund – Pro Forma Combined with Mid Cap Value Fund and Value Fund.

Response:  We have reviewed and revised the entries in question.  Please see page 23.

Comment 10: You asked us to explain if Value Fund had already made changes to its portfolio in light of the changes to the Fund’s investment objective, principal investment strategy, investment process, principal risks and primary benchmark index detailed in our prospectus supplement filed with the SEC on June 29, 2009 (the “Supplement”).

Response:  As described in the Supplement, the changes to the Value Fund’s investment objective, principal investment strategy, investment process, principal risks and primary benchmark index became effective on June 29, 2009.  The subadviser began making changes to the Value Fund’s portfolio on that date.  These changes are now substantially complete.

Comment 11:  You asked us to remove the term “superior” when describing the historical investment performance of ICAP Select Equity Fund in the section entitled “Information About the Reorganization – Reasons for the Reorganization.”

Response:  We have revised this disclosure as per your request.  Please see page 29.

Comment 12:  You asked that we revise the Capitalization chart to take into account the cost of the Reorganization and also to examine the numbers contained in the capitalization charts and revise if necessary.

Response:  We have revised the Capitalization chart as per your request.  Please see pages 95 through 99.

Comment 13:  You asked us to flag any securities that do not meet the investment criteria of ICAP Select Equity Fund in the Pro Forma Combined Schedule of Investments.

Response:  All securities listed in the table as being held by the Mid Cap Value Fund or the Value Fund meet the investment criteria of ICAP Select Equity Fund.  We have added a footnote to the Pro Forma Combined Schedule of Investments to reflect this.

If you have any questions or comments in connection with the foregoing, please contact me at 973-394-4505.

Very truly yours,

/s/ Thomas C. Humbert, Jr.
Thomas C. Humbert, Jr.
Assistant Secretary

cc:	Sander Bieber, Dechert, LLP
Erin Wagner, Dechert, LLP
Marguerite E. H. Morrison, New York Life Investment Management LLC